Exhibit 3

SILICOM LTD.

Extraordinary General Meeting of Shareholders to be held on September 13, 2012

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44425, Israel on September 13, 2012, at 12:00 noon (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN

PROPOSAL No. 1: APPROVING THE GRANT OF OPTIONS TO THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS IN ACCORDANCE WITH THE CONDITIONS INDICATED IN THE ATTACHED PROXY STATEMENT	☐	☐	☐

PROPOSAL No. 2: APPROVING THE GRANT OF OPTIONS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER IN ACCORDANCE WITH THE CONDITIONS INDICATED IN THE ATTACHED PROXY STATEMENT	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)